

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2011

Mr. Garry L. Anselmo
Chief Executive Officer
Silverado Gold Mines LTD
1111 West Georgia Street, Suite 1820
Vancouver, British Columbia,
Canada V6E 4M3

> **Re:** **Silverado Gold Mines LTD**
> **Form 8-K Filed January 11, 2011**
> **Form 8-K/A Filed January 19, 2011**
> **File No. 000-12132**

Dear Mr. Anselmo:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Mark C. Shannon
Branch Chief